SECURITI 04002544 SSION

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SEC FILE NUMBER
8 - 053021

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 2 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Collins / Bay Island Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

840 Newport Center Drive Suite 660
(No. and Street)

Newport Beach (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Katie Kalvoda (949) 644-5771
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name – *if individual, state last, first, middle name*)

9171 Wilshire Boulevard, Suite 500 Beverly Hills, California 90210
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED MAR 3 1 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Budge Collins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Collins Bay Island Securities LLC, as of December 31 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Orange

Budge Coll
Signature

FINOP
Title

Kolette Flynn
Notary Public

Subscribed and sworn before me this 13th day of February, 2004 by Budge Collins.

KOLETTE FLYNN
Commission # 1365157
Notary Public — California
Orange County
My Comm. Expires Aug 15, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COLLINS/BAY ISLAND SECURITIES LLC

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENT
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2003

COLLINS/BAY ISLAND SECURITIES LLC

CONTENTS

9171 Wilshire Boulevard
Suite 500
Beverly Hills, California 90210
310-273-2770/Fax 310-273-6649
www.rkco.com

New York • Beverly Hills • San Francisco • Dallas • Walnut Creek, CA • Roseland, NJ • Cayman Islands

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Member of
Collins/Bay Island Securities LLC

We have audited the accompanying statement of financial condition of Collins/Bay Island Securities LLC as of December 31, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether a financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Collins/Bay Island Securities LLC as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Beverly Hills, California
February 19, 2004

COLLINS/BAY ISLAND SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS		
Cash and cash equivalent	$	159,705
Accounts receivable		594,204
	$	753,909
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Deferred revenue	$	112,500
Accounts payable and accrued expenses		27,847
Total liabilities		140,347
Member's equity		613,562
	$	753,909

See accompanying notes to financial statement.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Collins/Bay Island Securities LLC (the Company), a California limited liability company, is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company specializes in marketing third-party investments. The Company is a wholly owned subsidiary of Collins/Bay Island Capital LLC (the Owner).

Cash Equivalent

The Company considers its investment in a short-term money market fund to be a cash equivalent.

Revenue Recognition

The Company charges an annual retainer for its marketing services. The retainer is recorded as deferred revenue when received, and is recognized as revenue over the period the services are provided. Additionally, the Company may earn asset-based and incentive fees for each new account obtained for the third party. These fees are recognized as revenue when realized.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statement. Actual results could differ from those estimates.

Income Taxes

The Company is a limited liability company and is not subject to Federal income taxes. Taxable income of the Company is reported on the member's tax return. The Company is subject to an annual minimum state franchise tax and a limited liability company fee.

Concentration of Credit Risk

The Company maintains cash in demand deposit accounts with federally insured banks. At times, the balances in the accounts were in excess of federally insured limits.

2. Related party transactions

The Company had an agreement expiring in 2006 with the Owner whereby the Owner paid all of the expenses of the Company. Under the terms of the agreement, the expenses paid by the Owner on behalf of the Company would not be repaid. During the year ended December 31, 2003, these expenses amounted to approximately $621,000. This agreement was terminated as of November 30, 2003. Beginning December 1, 2003, the Company pays for its share of all expenses.

As the Company and the Owner are under common control, the Company's financial position and operating results as of and for the year ended December 31, 2003 are significantly different from those that would have been obtained had the entities been autonomous.

3. Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). This rule requires the maintenance of minimum net capital, maintenance of the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1, and compliance with restrictions on withdrawal of equity capital or cash dividends if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company's net capital was $18,333, which was $8,977 in excess of its minimum net capital requirement of $9,356.